UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 7)*


                            Tikcro Technologies, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, NIS $.10 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M8789G100
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                                 (CUSIP Number)

                                Steven N. Bronson
                             Catalyst Financial LLC
                               100 Mill Plain Road
                           Danbury, Connecticut 06811

                                 with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                             Commack, New York 11725
                                 (631) 499-6000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  August 11, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

-------------------------

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. M8789G100             SCHEDULE 13D
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Steven N. Bronson
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [  ]
                                                                 (b)  [  ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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  NUMBER OF       7    SOLE VOTING POWER

   SHARES              2,918,840
                  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER

  OWNED BY             0
                  --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER

  REPORTING            2,918,840
                  --------------------------------------------------------------
   PERSON         10   SHARED DISPOSITIVE POWER

    WITH               0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,918,840
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP No. M8789G100             SCHEDULE 13D

Item 1.  Security and Issuer.

     Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson with respect to the Ordinary Shares NIS $.10 par value ("Ordinary Shares") of Tikcro Technologies, Ltd. (the "Issuer"), remains in full force and effect. The Issuer's principal executive office is located at 126 Yigal Allon Street, Tel Aviv 67443, Israel. The Issuer has previously reported that as of June 30, 2006, the Issuer had 23,726,401 shares of Ordinary Shares issued and outstanding.


Item 2.  Identity and Background.

     (a) This Amendment No. 7 to Schedule 13D is filed on behalf of Steven N. Bronson.

     (b) Mr. Bronson's business address is 100 Mill Plain Road Danbury, Connecticut 06811.

     (c) Mr. Bronson is the president of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Securities Exchange Act of 1934. The principal place of business of Catalyst is 100 Mill Plain Road Danbury, Connecticut 06811. Mr. Bronson is also the trustee of the Catalyst Financial LLC Profit Sharing Plan F/B/O Steven and Kimberly Bronson (the "Plan") which also maintains its offices at 100 Mill Plain Road, Danbury, Connecticut 06811.

     (d) Mr. Bronson has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Bronson has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Mr. Bronson been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Bronson is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

     On August 11, 2006 the Mr. Bronson using his own personal funds purchased 65,969 Ordinary Shares in an open market transaction at $0.334 per share for an aggregate cost of approximately $22,034.


Item 4.  Purpose of Transaction.

     Mr. Bronson acquired the shares of the Issuer for investment purposes.
Mr. Bronson may, for his own account or the Plan: (i) increase or decrease his beneficial ownership of Ordinary Shares or other securities of the Issuer, (ii) sell all or part of his shares of Ordinary Shares in open market or privately negotiated sales or otherwise, or (iii) make further purchases of shares of Ordinary Shares or other securities of the Issuer through open market or privately negotiated transactions or otherwise. Mr. Bronson has not reached any decision with respect to any such possible actions. If Mr. Bronson does reach a decision to undertake any of the above described possible actions, he will, among other things, timely file an appropriate amendment to this Schedule 13D.

     On August 13, 2006, Mr. Bronson delivered a letter (the "Letter") to Izhak Tamir the Chairman of the Board of Directors of the Issuer setting forth his concerns relating to certain actions proposed to be taken at the Issuer's General Meeting of Shareholder's scheduled to occur on August 17, 2006 (the "General Meeting"), including, among other things, the granting of stock options to Izhak Tamir and Eric Peneth, the proposed amendments to the Issuer's Articles of Association relating to indemnification of the Issuer's officers and directors, and the voting requirements for the General Meeting. The above is only a summary of the contents of the Letter and readers are referred to the Letter, a copy of which is attached as an Exhibit to this Schedule 13D.

     Other than as described above, Mr. Bronson does not have any plans or proposals which relate or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

     (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 2,918,840 shares of the Issuer's Ordinary Shares, representing approximately 12.3% of the total shares of Ordinary Shares issued and outstanding. The securities of the Issuer beneficially owned by Mr. Bronson include (1) 2,688,437 Ordinary Shares held jointly by Mr. Bronson and his spouse and (2) 230,403 Ordinary Shares held by the Plan.

     (c) The following open market transaction was effected by Mr. Bronson during the past sixty (60) days:

                                    Number of
                                 Ordinary Shares
Trade Date     Security            Purchased         Price per share
--------------------------------------------------------------------
7/14/06      Ordinary Shares         65,655             $ .324


     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None


Item 7.  Material to be Filed as Exhibits.

     None


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2006


                                              /s/ Steven N. Bronson
                                              ---------------------------------
                                              STEVEN N. BRONSON


     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).

                                                                          Exhbit


                   [RAVED, MAGRISO, BENKEL & CO. LETTERHEAD]

                                                                Date: 13/08/2006


                                                     Delivery by Hand and by Fax
                                                     ---------------------------

To:
Mr. Izhak Tamir, Chairman of the Board
Tikcro Technologies Ltd.
126 Yigal Alon Street
Tel Aviv 67443

                       Re: Tikcro Technologies Ltd.
                           ------------------------
                           Annual General Shareholders Meeting
                           -----------------------------------

Dear Mr. Tamir,

On behalf of our clients, Steven and Kimberly Bronson, I would like to address you, in your capacity as chairman of the board of Tikcro Technologies Ltd (the "Company"), as follows:

1. The Company has published a notice regarding its 2006 general meeting of shareholders which shall be held on August 17th 2006 (the "Notice").

2. The agenda of the meeting includes, among other things, the approval of the grant of contingent stock options to Izhak Tamir and Eric Peneth.

3. Izhak Tamir and Eric Peneth act in collaboration with respect to the Company and its former parent company, Orckit Communications Ltd. Such continuous collaboration is demonstrated along the years through joint transactions in shares of Orkcit, coordination of votes in general meetings and so forth. Such continuous collaboration and their ability to direct the activity of the Company indicate that Izhak Tamir and Eric Peneth are "controlling shareholders" of the Company as such term is defined in section 268 of the Companies Law, 5759-1999 (the "Companies Law") and in accordance with the definition of such term in section 1 of the Companies Law.





"Europe House",  37 Shaul Hamelech Blvd.  Tel-Aviv
P.O.B 33242   Tel-Aviv  64928  Israel
972-3-6060266  Fax.   Tel. 972-3-6060260
http://www.rmblaw.co.il e-mail:rmb@rmblaw.co.il

                   [RAVED, MAGRISO, BENKEL & CO. LETTERHEAD]



4. In light of the above and in light of the fact that the grant of the stock options to Izhak Tamir and Eric Peneth is actually the same transaction and each of Izhak Tamir and Eric Peneth has a personal interest in the granting of the options to the other, the approval of the resolutions for the grant of the stock options requires the affirmative vote of at least one third of the present and voting shareholders who do not have a personal interest in the approval of the resolution, or alternatively, that the shareholders without personal interest in the approval of the resolution who vote against the resolution will not exceed 1% of the total voting rights in the Company. The separation of such transaction into two separate resolutions was done merely in order to evade the legal requirement for a special majority as provided for by the Companies Law.

5. Moreover, the agenda for the meeting includes certain additional resolutions the approval of which requires a special majority from among either (i) the present and voting non-interested shareholders (Such resolutions include the amendments of the Articles of Association of the Company relating to indemnification of directors and officers of the Company and the approval of amendments to the indemnification agreements in favor of the Company's directors); or (ii) the present and voting non-controlling shareholders (such resolutions include the appointment of outside directors and the approval for Izhak Tamir to serve as both chairman of the board and chief executive officer of the Company).

6. Nevertheless, the Notice ignores the relevant provisions of the Companies Law with respect to the required majority and suggests that all the resolutions listed above will be approved by a simple majority of the present and voting shareholders. Needles to say that any resolution not approved in accordance with the relevant provisions of the Companies Law shall be null and void.

7. In light of the above you are hereby requested to amend the Notice in order to reflect the requirements of the Companies Law as provided for in this letter. Failure to do so shall leave our clients with no choice but to use all legal remedies available to them in order to protect his rights as a shareholder of the Company, including, without limitation, to appeal for an injunctive relief against the execution of the above resolutions and declaring them null and void.

8. No statement contained in this letter, nor the omission of any statement hereunder, constitutes a waiver of any right whatsoever nor should it prejudice in any manner from any claim and/or right whatsoever available to our clients.


                                                 Sincerely yours,

                               Joseph Benkel, Adv.               Nir Oren, Adv.
                                            Raved, Magriso, Benkel & Co.
                                               Advocates & Notaries
Copy: Mr. Steven N. Bronson


"Europe House",  37 Shaul Hamelech Blvd.  Tel-Aviv
P.O.B 33242   Tel-Aviv  64928  Israel
972-3-6060266  Fax.   Tel. 972-3-6060260
http://www.rmblaw.co.il e-mail:rmb@rmblaw.co.il